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MAR 02 2009

Washington, DC
106

UNI 09059110
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CIT CAPITAL SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

505 5TH AVENUE
(No. and Street)

NEW YORK (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FX 3/19

OATH OR AFFIRMATION

I, ___ALEXANDER SHVARTSMAN_______________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____CIT CAPITAL SECURITIES LLC____, as of__DECEMBER__31________________________________, 2008_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC
STATE OF NEW JERSEY
CATHERINE A. JULIANO
MY COMMISSION EXPIRES 04/13/2011

Signature

__VP, CHIEF FINANCIAL OFFICER__________
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CIT Capital Securities LLC

(A wholly-owned subsidiary of CIT Capital USA Inc.,
whose ultimate parent is CIT Group Inc.)

Financial Statements and Supplemental Information Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2008

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Index
December 31, 2008

Page(s)

Report of Independent Auditors

To the Board of Directors
CIT Capital Securities LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in members' capital, and of cash flows present fairly, in all material respects, the financial position of CIT Capital Securities LLC (the "Company") at December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly-owned subsidiary of CIT Capital USA Inc., whose ultimate parent company is CIT Group Inc. As disclosed in Note 4 of the financial statements, the Company has extensive transactions with certain affiliated companies. The financial position and results of the operations of the Company is not indicative of that which would have been had the Company operated independently

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 27, 2009

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Financial Condition
December 31, 2008

Assets	
Cash	$21,157,873
Accounts receivable	332,894
Prepaid expenses	55,000
Furniture & office equipment	
(net of accumulated depreciation of $26,004)	77,355
Total assets	$21,623,122
Liabilities and Member's Capital	
Accrued liabilities	$ 80,000
Due to affiliates (Note 4)	15,484,873
Total Liabilities	$15,564,873
Member's capital	$ 6,058,249
Total liabilities and member's capital	$21,623,122

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Operations
Year Ended December 31, 2008

Revenues	
Private placement and advisory fees (Note 4)	$40,815,423
Interest income	303,608
	$41,119,031
Expenses	
Operating and administrative expenses (Note 4)	32,826,290
Employee compensation and benefits (Note 4)	10,376,432
Regulatory expenses	59,141
	43,261,863
Net loss before income taxes	(2,142,832)
Income tax expense / (benefit) (Note 5)	(844,286)
Net loss	$ (1,298,546)

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Changes in Member's Capital
Year Ended December 31, 2008

Balance, December 31, 2007	$ 7,356,795
Net loss	(1,298,546)
Distributions	-
Balance, December 31, 2008	$ 6,058,249

The accompanying notes are an integral part of these financial statements.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net loss	$ (1,298,546)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	26,004
Increase in due to affiliates	13,596,672
Decrease in accounts receivable	459,150
Increase in prepaid expenses	(5,200)
Cash flows provided by operating activities	12,778,080
Cash flows from investing activities	
Additions to furniture and office equipment	(59,314)
Cash flows used in investing activities	(59,314)
Increase in cash for the year	12,718,766
Cash at	
Beginning of year	8,439,107
End of Year	$ 21,157,873

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

CIT Capital Securities LLC (the "Company") is a wholly-owned subsidiary of CIT Capital USA Inc. (formerly named Newcourt Capital USA, Inc., "Parent"), whose ultimate parent is CIT Group Inc. ("CIT"), collectively "Affiliates". The Company was formerly named Newcourt Capital Securities, Inc.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company arranges the private placement of debt securities by third-party issuers and acts as an agent in the distribution of these securities on behalf of its affiliates. Private placements are usually conducted on an agency basis. The Company is also engaged in investment advisory services. The Company is exempt from the SEC's rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

Cash

The Company maintains its cash in one bank account. The total cash balance is insured by the FDIC up to $250,000. The Company's cash balance as of December 31, 2008 exceeds the balance insured by the FDIC in the amount of $20,907,873. The Company does not believe it is subject to any significant credit risk with respect to its cash.

Private Placement and Advisory Fees

Fees are recognized when private placements and advisory services are completed.

Interest Income

Interest income includes interest earned on cash in bank.

Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. However, the company's income and expense items are included in the consolidated or combined federal and state income tax returns filed by CIT. As prescribed by an intercompany tax sharing agreement and consistent with SFAS 109, income taxes are calculated as if the Company files on a separate return basis and the amount of current tax liability or benefit calculated is either remitted to or received from CIT. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial

statements for the changes in deferred tax liabilities or assets between years. The Company recognizes accrued interest and penalties related to unrecognized tax benefits within its income tax expense.

3. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to the Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2008, the Company had net capital of $5,593,000 which was $4,555,342 in excess of its required capital of $1,037,658. The Company's ratio of aggregate indebtedness to net capital at December 31, 2008 was 2.78 to 1.

4. Related Party Transactions

Under the cost sharing agreement with the Parent, the Company is obligated to pay a yearly fee to the Parent representing the expenses incurred for the provision of facilities, goods and services to the Company. This fee is determined by management of the Parent and allocated based on estimates of the value of the services provided. During the year ended December 31, 2008, the Company incurred $6,402,241 in expenses related to this agreement. These expenses are included as part of operating and administrative expenses.

Commissions are recognized based on a percentage of advisory and private placement fees determined by the Parent. Commissions are disclosed as part of employee compensation and benefits.

At December 31, 2008, the amount due to affiliates was $15,484,873.

During the year ended December 31, 2008, the Company received $40,815,423 in advisory fees and private placement fees in conjunction with private placement offerings on behalf of its affiliates.

The financial position of the Company and its results of operations could have differed had the Company been a stand-alone entity.

5. Income Taxes

The Company is a single member limited liability company and as such is treated as a disregarded entity for tax purposes. However, the company's income and expense items are included in the consolidated or combined federal and state income tax returns filed by CIT. As prescribed by an intercompany tax sharing agreement and consistent with SFAS 109, income taxes are calculated as if the Company files on a separate return basis and the amount of current tax liability or benefit calculated is either remitted to or received from CIT.

The Federal current tax benefit for the year was $749,991 and the deferred federal tax expense was $50,774. The deferred state tax benefit was $145,070. Management believes that the Company will have sufficient taxable income in future years and can avail itself of tax planning strategies to

fully utilize the deferred tax asset of $145,070 related to state net operating losses. The Company has no other deferred tax assets or liabilities.

The Company has no unrecognized tax liabilities

A reconciliation of the difference between the expected income tax expense or benefit computed at the U.S. statutory income tax rate and the Company's income tax expense or benefit is shown in the following table:

	Percentage Of Pretax Income
Expected income tax expense at U.S. Statutory Tax Rate	35.0%
Increase due to state taxes, net of federal income tax benefit	4.4%
Effective tax rate	39.4%

6. **Fair Value of Financial Instruments**

Statement of Financial Accounting Standards No. 107 ("SFAS 107"), "Disclosure about Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, for which it is practical to estimate that value. Management believes that the carrying amounts reported on the Statement of Financial Condition for amounts due to affiliates approximate their fair value, given the short-term nature of these instruments.

CIT Capital Securities LLC
(A wholly owned subsidiary of CIT Capital USA Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net Capital	
Total member's capital	$ 6,058,249
Deductions and/or charges	
Nonallowable assets	
Accounts receivable	332,894
Prepaid expenses	55,000
Furniture & office equipment (net of accumulated depreciation of $26,004)	77,355
Total deductions	465,249
Net capital	$ 5,593,000
Aggregate Indebtedness	
Total liabilities	$ 15,564,873
Computation of Basic Net Capital Requirement	
Minimum net capital required (based on 6-2/3% of aggregate indebtedness)	$ 1,037,658
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 1,037,658
Net capital in excess of requirement	$ 4,555,342
Ratio of aggregate indebtedness to net capital	2.78

There were no material differences between the Company's net capital as computed above and the net capital reported by the Company in its Part IIA (unaudited) FOCUS report as of December 31, 2008 filed on February 27, 2009.

CIT Capital Securities LLC

(A wholly owned subsidiary of CIT Capital USA Inc.)

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

Report of Independent Auditors on Internal Control Required
By SEC Rule 17a-5(g) (1)

To Board of Directors
CIT Capital Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of CIT Capital Securities LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report

financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industrial Regulatory Authority, Inc ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

New York, New York
February 27, 2009